Filed pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT NO. 5	File Number 333-167111

(To Prospectus Dated August 10, 2010)

Accuride Corporation

$140,000,000 7.5% Senior Convertible Notes due 2020

Shares of Common Stock

This prospectus supplement supplements the prospectus dated August 10, 2010, previously supplemented on September 1, 2010, October 8, 2010, November 12, 2010 and November 16, 2010, relating to the resale from time to time by holders of (a) our 7.5% Senior Convertible Notes due 2020, which we refer to as the notes, (b) shares of our common stock issuable upon conversion of the notes, (c) certain shares of common stock issued to the parties that backstopped the offering of the notes, whom we refer to as the backstop providers, whether pursuant to the backstop or otherwise, on the effective date of the plan of reorganization confirmed by the bankruptcy court on February 18, 2010 in connection with our emergence from Chapter 11 bankruptcy proceedings and (d) the common stock issuable upon exercise of the warrants issued to certain backstop providers. We refer to the common stock being registered pursuant to clauses (b), (c) and (d) of the preceding sentence collectively as registrable common stock.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on November 18, 2010.

You should read this prospectus supplement in conjunction with the accompanying prospectus, including any supplements and amendments thereto.  This prospectus supplement is qualified by reference to the accompanying prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the accompanying prospectus.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 18, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 18, 2010

ACCURIDE CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	001-32483	61-1109077
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7140 Office Circle, Evansville, IN	47715
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (812) 962-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 3.03.  Material Modification to Rights of Security Holders.

On November 18, 2010, Accuride Corporation (the “Company”) filed a Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware (the “Certificate of Amendment”) effecting the 1-for-10 reverse stock split of its common stock. The Certificate of Amendment was approved by the Company’s stockholders and convertible noteholders at a special meeting of stockholders held at 8:00 a.m., New York City time, on November 18, 2010 (the “Special Meeting”). The Certificate of Amendment was previously approved by the Board of Directors of the Company on October 5, 2010.

Pursuant to the reverse stock split, the Company’s stockholders will receive one share of the Company’s post-split common stock for every 10 shares of pre-split common stock held prior to the effectiveness of the reverse stock split and, if entitled, cash in lieu of any fractional share that would otherwise be issuable. The reverse stock split impacts all stockholders proportionately and will not impact any stockholder’s percentage ownership interest in the Company, except to the extent that the reverse stock split would result in some of the Company’s stockholders owning a fractional share.

As a result of the reverse stock split, the conversion rate of the Company’s 7.5% Senior Convertible Notes due 2020 (the “Convertible Notes”) will be adjusted proportionately from 1,407.2343 shares of common stock per $1,000 principal amount of Convertible Notes to 140.7234 shares of common stock per $1,000 principal amount of Convertible Notes. The reverse stock split impacts all convertible noteholders proportionally. The exercise price and the number shares issuable upon exercise of the Company’s outstanding warrants, as well as the number of equity instruments issuable pursuant to the Company’s equity incentive plans, were also proportionately adjusted.

The amendment reduced the number of shares of the Company’s common stock outstanding from approximately 126.3 million to approximately 12.6 million and reduced the number of shares of common stock issuable upon conversion of the Convertible Notes outstanding from approximately 204.4 million to approximately 20.4 million, which does not give effect to the Company’s ongoing Conversion Offer for the Convertible Notes. In addition, the amendment reduced the total number of shares of common stock that the Company is authorized to issue from 800,000,000 to 80,000,000 and reduced the total number of shares of preferred stock that the Company is authorized to issue from 100,000,000 to 10,000,000.

Item 5.07.  Submission of Matters to a Vote of Security Holders.

At the Special Meeting, the following matters were considered:

1.                                       The approval of an amendment to the Company’s amended and restated certificate of incorporation to implement a reverse stock split of the Company’s common stock at an exchange ratio of 1-for-10 and the related proportional decrease in the number of authorized shares of the Company’s common stock and preferred stock.

2.                                       The approval of an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there were not sufficient votes at the time of the Special Meeting to approve the amendment to the Company’s certificate of incorporation.

The record date for the Special Meeting was October 13, 2010. The Company’s stockholders and convertible noteholders of record, as of the record date, were entitled to vote at the Special Meeting. As of the record date, there were 126,295,024 shares of common stock outstanding and $145,250,001 aggregate principal amount of Convertible Notes outstanding, which was convertible into a total of approximately 204,400,783 shares of common stock. Therefore, the total voting power of the Company as of the record date and at the Special Meeting was approximately 330,695,807 votes.

At the Special Meeting, approximately 217,425,040 voting shares were represented, in person or by proxy, which represented approximately 65.7% of the Company’s total voting power, consisting of approximately 93,729,178 shares of common stock and $87,899,977 aggregate principal amount of Convertible Notes, which was convertible into a total of approximately 123,695,862 shares of common stock. The voting results are set forth below:

2

(1)          Reverse Stock Split Proposal:

For	Against	Abstain
216,730,415	693,455	1,170

The affirmative vote of holders of at least a majority of the Company’s total voting power was required for adoption of the Certificate Amendment. The reverse stock split was approved with 65.5% of the Company’s total voting power voting in favor of the reverse stock split. Therefore, no vote was necessary with respect to proposal number 2.

Item 7.01.  Regulation FD Disclsoure.

This information is furnished pursuant to Item 7.01 of this Form 8-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, unless the Company specifically incorporates it by reference in a document filed under the Securities Act of 1933, as amended, or the Exchange Act.  By filing this Current Report on Form 8-K and furnishing this information, the Company makes no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD.

On November 18, 2010, the Company issued a press release announcing approval and effectiveness of the reverse stock split, a copy of which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Item 9.01.  Financial Statements and Exhibits.

(d) Exhibits

3.1                           Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, dated November 18, 2010.

99.1                     Press release, dated November 18, 2010.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCURIDE CORPORATION

Date:	November 18, 2010	/s/ Stephen A. Martin
Stephen A. Martin
Senior Vice President / General Counsel

4

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, dated November 18, 2010

99.1	Press release, dated November 18, 2010.

5

Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ACCURIDE CORPORATION

(Under Section 242 of the Delaware

General Corporation Law)

Accuride Corporation (the “Corporation”), a corporation organized and existing under the law of the State of Delaware, hereby certifies as follows:

1.                                       The name of the Corporation is ACCURIDE CORPORATION.

2.                                       The Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) was filed with the Secretary of State of the State of Delaware on February 26, 2010.

3.                                       This Certificate of Amendment to the Amended and Restated Certificate of Incorporation amends the provisions of the Certificate of Incorporation, and has been duly adopted by the Board of Directors and the stockholders of the Corporation in accordance with Section 242 of the Delaware General Corporation Law (the “DGCL”). A special meeting of stockholders was duly called upon notice in accordance with Section 222 of the DGCL and held on November 18, 2010, at which meeting the requisite voting power of the Corporation voted in favor of, and thereby duly adopted, this Certificate of Amendment to the Certificate of Incorporation.

4.                                       Section 1 of Article IV of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“Section 1.    Authorized Shares.    This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is ninety million (90,000,000) shares, of which eighty million (80,000,000) shares shall be Common Stock and ten million (10,000,000) shares shall be Preferred Stock. The Common Stock shall have a par value of one cent ($0.01) per share and the Preferred Stock shall have a par value of one cent ($0.01) per share.

Effective upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each ten (10) shares of the Corporation’s Common Stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) will automatically be reclassified as and combined into one (1) share of Common Stock.

No fractional shares of Common Stock will be issued in connection with the reclassification and, in lieu thereof, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification shall instead be entitled to receive a cash payment in an amount equal to (i) the average of the closing sale prices per share of the Old Common Stock as reported by the Over-the-Counter Bulletin Board for the five (5) trading days immediately preceding the Effective Date multiplied by (ii) the number of shares of Old Common Stock held by such holder that would otherwise have been reclassified into such fractional share interests. Each certificate that theretofore represented shares of Old Common Stock shall thereafter represent that number of whole shares of Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock, as applicable).”

IN WITNESS WHEREOF, Accuride Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer this 18th day of November, 2010.

ACCURIDE CORPORATION

By:	/s/ Stephen A. Martin
Stephen A. Martin
Senior Vice President/General Counsel

2

Exhibit 99.1

News Release	CORPORATION

7140 Office Circle
P.O. Box 15600
Evansville, IN 47716-0600

Investor Contact:	Chad Monroe
Phone:	(812) 962-5041

Media Contact:	Eva Schmitz
Phone:	(812) 962-5011

FOR IMMEDIATE RELEASE

Accuride Announces Completion of Reverse Stock Split

EVANSVILLE, Ind. — November 18, 2010 — Accuride Corporation (OTCBB: ACUZ) today announced that it has completed its previously announced one-for-ten reverse stock split following approval by the Company’s stockholders and convertible noteholders at a special meeting of the stockholders held today.

In the reverse stock split, each stockholder will receive one share of common stock for every ten shares of common stock held prior to the reverse stock split, and if applicable, cash payment in lieu of any fractional shares that would otherwise be issuable.  In addition, as a result of the reverse stock split, the conversion rate of the Company’s 7.5 percent senior convertible notes will be adjusted to be one-tenth of the conversion rate in effect prior to the reverse stock split and the exercise price and number of shares issuable upon exercise of the Company’s outstanding warrants will be proportionately adjusted.

The reverse stock split reduced the number of shares of common stock outstanding from approximately 126.3 million to approximately 12.6 million and reduced the number of shares of common stock issuable upon conversion of the Company’s 7.5 percent senior convertible notes outstanding from approximately 204.4 million to approximately 20.4 million, which does not give effect to the Company’s ongoing conversion offer for the convertible notes.  In addition, the amendment reduced the total number of shares of common stock that the Company is authorized to issue from 800,000,000 to 80,000,000 and reduced the total number of shares of preferred stock that the Company is authorized to issue from 100,000,000 to 10,000,000.

The Company expects the post-split shares of its common stock to begin trading on the OTC Bulletin Board on November 19, or soon as practicable thereafter.  It is expected that a “D” will be appended to the Company’s ticker symbol to indicate the completion of the reverse stock

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split and that after a 20 trading-day period following the reverse stock split, the ticker symbol will revert to “ACUZ.”  A new CUSIP number has been assigned to the Company’s common stock as a result of the reverse stock split.

The Conversion Offer

The reverse stock split will not impact the consideration offered in the Company’s ongoing conversion offer, which was commenced on October 22, 2010.  Pursuant to the terms of the conversion offer, holders of the convertible notes may elect to convert their convertible notes into post-split shares of the Company’s common stock at a conversion rate of 238.2119 post-split shares per $1,000 principal amount of convertible notes, subject to the terms and conditions of the conversion offer.

Accuride Corporation is one of the largest and most diversified manufacturers and suppliers of commercial vehicle components in North America.  The Company’s products include commercial vehicle wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components.  The Company’s products are marketed under its brand names, which include Accuride®, Gunite®, ImperialTM, Bostrom®, FabcoTM, BrillionTM, and Highway Original®.  For more information, visit the Company’s website at http://www.accuridecorp.com.

Important Information Regarding the Conversion Offer

This press release does not constitute either an offer to convert or exchange or a solicitation of an offer to convert or exchange the convertible notes.  The conversion offer is being made solely pursuant to an offer to convert and consent solicitation/prospectus, a related letter of transmittal and other conversion offer documents, each of which has been filed by the Company with the Securities and Exchange Commission (“SEC”) on a registration statement on Form S-4 and a tender offer statement on Schedule TO, each as amended.  The registration statement relating to the conversion offer has not yet become effective.  The shares issuable in the conversion offer may not be sold, nor may offers to convert be accepted, prior to the time the registration statement becomes effective.

The registration statement and the tender offer statement, including the offer to convert and consent solicitation/prospectus, the related letter of transmittal and other conversion offer documents (each as amended and as may be further amended), contain important information, including certain conditions to the conversion offer, and should be read carefully before any decision is made with respect to the conversion offer.  All of these materials are or will be available free of charge upon request to MacKenzie Partners, Inc., information agent for the conversion offer, at (800) 322-2885 (toll free) or (212) 929-5500 (collect), and may also be obtained free of charge at the SEC’s website: www.sec.gov.

Forward-Looking Statements

Certain matters discussed in this news release may be forward-looking statements, including statements

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regarding the Company’s expectations, hopes, beliefs, and intentions with respect to the transactions described in this news release.  Such statements, including the ability to commence trading of the post-split common stock and to consummate the conversion offer, are subject to a number of factors, including, among other things, receipt of FINRA approval and the satisfaction of the conditions of the conversion offer, respectively.  In addition, these statements are also subject to the impact on the Company’s business and prospects generally of, among other factors, market demand in the commercial vehicle industry, general economic, business and financing conditions, labor relations, governmental action, competitor pricing activity, expense volatility and other risks detailed from time to time in the Company’s SEC filings, including those described in Item 1A of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.  Any forward-looking statement reflects only the Company’s belief at the time the statement is made. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it cannot guarantee its future results, levels of activity, performance or achievements.  Except as required by law, the Company undertakes no obligation to update any forward-looking statements to reflect events or developments after the date of this news release

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